United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Pfizer Inc.

Name of persons relying on exemption: Tara Health Foundation

Address of persons relying on exemption: 47 Kearny Street, San Francisco, CA 94108

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO:	Pfizer Inc. Shareholders
RE:	Item No. 5 (“Shareholder Proposal Regarding Political Spending Report”)
DATE:	March 23, 2021

CONTACT:	Shelley Alpern, Rhia Ventures at shelley<at>rhiaventures.org

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Tara Health Foundation is not able to vote your proxies, nor does this communication contemplate such an event. Tara Health Foundation urges shareholders to vote for Item No. 6 following the instructions provided on management's proxy mailing.

Tara Health Foundation urges shareholders to vote YES on of our proposal on the Pfizer Inc. 2021 proxy ballot (Item No. 5). The resolved clause states:

Resolved: Pfizer publish an annual report analyzing the congruency of political and electioneering expenditures during the preceding year against publicly stated company values and policies.

About the Proponent

Tara Health Foundation aims to improve the health and well-being of women and girls through the creative use of philanthropic capital. Our main areas of focus are reproductive and maternal health in the United States, equitable workplaces, and gender lens impact investing.

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We are long-term shareholders in Pfizer. We have filed our shareholder proposal because it is apparent that the many recipients of the company’s political contributions are working actively to undermine access to its products, support policies that run contrary to some of Pfizer’s corporate responsibility initiatives, and in some cases, do both.

Pfizer Political Contributions and the Incongruency Problem

Shortly after the January 6 insurrection at the Capitol, news outlets reported that Pfizer was suspending its contributions to the 147 members of Congress who voted against election certification for a six month period. This is a step in the right direction.

The annual review we propose would institutionalize greater transparency and accountability in Pfizer’s political spending process. The proposal cites three examples that support the case for the annual report requested in the Resolved clause.

1.	Access to healthcare. Pfizer has stated that “Expanded access to health insurance coverage will help ensure that patients with under-diagnosed and undertreated conditions are able to address them; and that those who will benefit from Pfizer medicines are better able to have access to them.” Yet the report Conflicted Consequences (See https://bit.ly/3f4DPa0, Center for Political Accountability, 2020) revealed that in 2018, Pfizer was a top contributor to a 527 organization that has been leading efforts to strike down the Affordable Care Act, which has made prescription drugs more accessible for millions of Americans. (These organizations, incorporated under Section 527 of the IRS Code, are devoted to election-related activity.)

2.	Access to Pfizer products. Pfizer manufactures several contraceptive products and a drug commonly prescribed for use as an abortifacient. However:

•	Based on publicly available data, we estimate that in the last three election cycles, Pfizer and its employee PACs have made political donations totaling at least $10.8 million to politicians and political organizations working to weaken women’s access to reproductive health care.
•	The following Congressional champions of federal anti-abortion legislation received contributions from Pfizer in 2020, ranging from $1,000 to $5,000: Rep. Mike Kelly (PA), Rep. Roger Marshall (KS), Rep. Jackie Walorski (IN), Rep. Rob Latta (OH), Rep. Ann Wagner (MO), Sen. Kelly Loeffler (GA), Sen. Lindsay Graham (SC), Sen. Inhofe (OK), Sen. Joni Ernst (IA), Sen. Mike Rounds (SD), Sen. Ben Sasse (NE), and Sen. John Kennedy (LA).
•	Conflicted Consequences notes that Pfizer was a top contributor to a 527 organization that funds state legislators’ efforts to implement extreme anti-abortion measures.
•	The 2019 report Funding the Bans: A Look at the Major Corporations Financing the Lawmakers Behind State Abortion Bans estimated that Pfizer donated more than $50,000 to politicians in six states responsible for that year’s wave of abortion bans (see https://bit.ly/3c6e9Ii, Equity Forward, 2019).
•	In a recent study of the political contributions of the Fortune 250, Pfizer was found to be the 7th largest contributor in 2020 to politicians and political committees (527 organizations, PACs and Super PACs, state parties) seeking to narrow access to reproductive healthcare. The total funds transferred was nearly $2.2 million. (See Political Spending & Reproductive Health Rights, Sustainable Investments Institute, 2020 at https://bit.ly/2PeEnzh).

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This pattern spending has drawn scrutiny from multiple news sources, including STAT, Bloomberg News, Huffington Post, The Minnesota Daily and Forbes. Links to those articles are provided at the end of this document.

3.	Contributing to candidates and organizations blocking progress on climate change. Our proposal states:

Pfizer has committed to achieving science-based greenhouse gas reduction targets, yet is a member of the U.S. Chamber of Commerce, which has consistently lobbied to roll back specific US climate regulations and promote regulatory frameworks that would slow the transition towards a low GHG emissions energy mix. This raises questions about whether Pfizer is also supporting electioneering efforts that conflict with its environmental commitments.

There is further evidence for this electioneering concern. An analysis conducted by Bloomberg found that one-third of Pfizer’s political spending in the 2020 election cycle supported candidates characterized as “ardent obstructionist[s] of proactive climate policy” (see https://bloom.bg/3c7MwOU).

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In addition to the conflicts cited above, there are more patterns of spending by Pfizer that underscore the utility of the requested report as a tool for risk reduction and accountability:

•	In the 2016 through 2020 election cycles, Pfizer’s political action committees contributed roughly $400,000 to the members of Congress who challenged the 2020 electoral college vote (see Bankrolling the Disenfranchisers, Public Citizen, January 13, 2021 at https://bit.ly/3ra8Qfk.) According to public records compiled by the Sustainable Investments Institute, in the 2020 election cycle, Pfizer gave $96,000 directly to 24 of these politicians (see Appendix).

•	The 2021 American Rescue Plan, which contained $20 billion to create a national Covid-19 vaccination program, passed in the House of Representatives in February without a single vote from the Republican lawmakers supported by Pfizer. Efforts to slow the distribution of vaccines are not in Pfizer’s best interest.

•	In 2019, Popular.Info wrote about Pfizer’s nearly $1 million in contributions to 52 anti-LGBTQ politicians in the previous two years (see “These 9 Pride-celebrating companies donated millions to anti-gay Congress members,” LGBTQNation.com, June 23, 2019 at https://bit.ly/3c8vfoQ). These donations conflict with Pfizer’s aspirations to provide a supportive environment for its LGBTQ employees (see the Pfizer web page, “Celebrating the LGBT Community With Pride” https://bit.ly/3f3psTn).

The Supreme Court has interpreted the constitution as permitting political spending by corporations, but it has also emphasized the rights of investors to use shareholder democracy to ensure accountability for this spending. In our highly polarized and increasingly explosive political environment, shareholders must insist upon a more responsible and coherent political spending strategy. The Proponent believes Pfizer’s reputation is at risk, regardless of disclaimers asserting that contributions do not imply an endorsement of all of the recipients’ views.

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Why a YES Vote is Warranted

The examples above vividly illustrate why we believe Pfizer is doing a disservice to its shareholders and broader stakeholders by failing to align its political expenditures with its policies and values.

Pfizer’s statement of opposition to our proposal mostly references the company’s current governance and transparency mechanisms while evading the concerns raised in the proposal. The main arguments advanced are that (1) current disclosures explain the company’s public policy priorities, and (2) contributions do “not imply an endorsement of a candidate’s position on any social or religious issue,” thereby providing “the appropriate level of transparency for interested parties to assess our rationale and motivation for making PAC and political expenditures.”

Simply asserting that the company does not endorse all of any candidate’s views is not equivalent to a statement by management explaining glaring incongruities in donations, some of which might threaten to overwhelm the benefits to the company associated with company donations. Such a disclaimer does not negate or respond to investor concern about the existence and impact of incongruent contributions, nor the need for an annual assessment.

Nor has Pfizer published the analysis requested in the proposal, an “annual report analyzing the congruency of political and electioneering expenditures during the preceding year against publicly stated company values and policies, with a further recommendation that such report also contain management's analysis of risks to our company's brand, reputation, or shareholder value of expenditures in conflict with publicly stated company values.” Under the framework of the Proposal, it does not rest with investors to determine which donations were incongruent; rather the company should explain the incongruency of specific donations, and what overriding considerations cause it to provide and even perpetuate donations despite incongruent voting records of any donation recipients.

It is worth noting that Pfizer’s overall political spending transparency and accountability mechanisms lag behind those of its industry peers, according to the 2020 CPA-Zicklin Index of Corporate Political Disclosure and Accountability (see https://politicalaccountability.net/index). (Deficiencies noted in that report concern failure to disclose trade association payments that may be used for political purposes; failure to disclose payments to tax-exempt organizations like 501c4s that may be used for political purposes; failure to disclose a list of the amounts and recipients of payments made by trade associations or other tax-exempt organizations of which it is a member; absence of a board committee that approves political expenditures from corporate funds; and failure to publish a detailed report on a semiannual basis.)

In a recent speech, Acting SEC Allison Herren Lee Chair reaffirmed the salience of political spending disclosure to investment decision-making:

[P]olitical spending disclosure is inextricably linked to ESG issues. Consider for instance research showing that many companies that have made carbon neutral pledges, or otherwise state they support climate-friendly initiatives, have donated substantial sums to candidates with climate voting records inconsistent with such assertions. Consider also companies that made noteworthy pledges to alter their political spending practices in response to racial justice protests, and whether, without political spending disclosure requirements, investors can adequately test these claims, or would have held corporate managers accountable for those risks before they materialized. Political spending disclosure is key to any discussion of sustainability.

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(See “A Climate for Change: Meeting Investor Demand for Climate and ESG Information at the SEC,” March 15, 2021 at https://bit.ly/3vXEH6D.)

Pfizer’s opposition statement in the proxy evades the central issue raised by our proposal: the risk of potential damage to company reputation, shareholder value, and broader stakeholder interests that steadily accrues when corporate and PAC dollars subsidize recipients whose activities undermine our product lines and Pfizer’s “lived” values of environmental sustainability, diversity and inclusion, access to healthcare, and other areas.

In an environment in which corporate political activity is closely scrutinized by multiple stakeholders, we believe that Pfizer would be wise to incorporate these “lived” or implicit values into its criteria for determining which recipients are eligible for political contributions. Pfizer is correct to consider recipients’ capacity to further the company’s purpose “to discover, develop and deliver breakthroughs that change patients’ lives”-- but it is wrong to neglect those recipients’ responsibility for accelerating harmful breakthroughs (in anyone’s lives), such as those discussed above. Is it still enough to assert that contributions “do not imply an endorsement of a candidate’s position on any social or religious issue,” given the grievous damage to our democracy inflicted by the two dozen members of Congress supported by Pfizer who voted against certifying the presidential election results in service to the Big Lie that the election was stolen?

Inconsistency can pose risk to corporate reputation, brand and market share by leaving companies vulnerable to charges of hypocrisy or indifference to the environment or the social welfare of their employees or the communities in which they operate. A recent survey of 2,200 global executives worldwide noted the following:

Corporate reputation is an invaluable asset with appreciable impact on a company’s bottom line. On average, global executives attribute 63% of their company’s market value to their company’s overall reputation.

(See The State of Corporate Reputation in 2020: Everything Matters Now, Weber Shandwick and KRC Research, 2020 at https://bit.ly/3rabGRw.)

Pharmaceutical companies especially need to pay close attention to reputation; prior to rising in public esteem during the pandemic, in 2019, the industry finished dead last in an annual Gallup poll asking Americans for their views on 25 industries (see “Pharma's reputation has soared during COVID-19 pandemic, poll finds,” FiercePharma.com, April 21, 2020 at https://bit.ly/318EsHm and “Pharma sinks to new low—and takes last place—in consumer sentiment poll,” FiercePharma.com, September 4, 2019 https://bit.ly/3tIAYYv).

Corporate political involvement does not enjoy widespread public support and may detract from corporate reputation. According to polling conducted by Morning Consult in October of last year, 59% said companies should work to ensure fair elections, but only 30% felt they should play a role in getting politicians elected (see “What Consumers Want Companies to Say and Do in a Year Like No Other,” Morning Consult, October 2020 at https://bit.ly/2PhK2V8).

As Pfizer’s leadership has halted contributions to some politicians for six months, and takes this time to reevaluate, everything should be on the table, including the possibility of discontinuing all political contributions.

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For these reasons, we believe that the requested review and disclosure called for in our proposal will motivate Pfizer to make political expenditures that do not erode shareholder value by diminishing the company’s reputation, brand, values, and corporate responsibility initiatives. We urge you to cast a YES vote on Item No. 5.

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Appendix: Pfizer’s 2020 contributions to members of Congress who voted against certification of the presidential election results

Rep. Bob Gibbs (OH)	$1,000
Rep. David Rouzer (NC)	$1,000
Rep. Earl Carter (R-GA)	$3,000
Rep. John Joyce (PA)	$1,000
Sen. John Kennedy (LA)	$1,000
Rep. John Rose (TN)	$1,000
Rep. Mario Diaz-Balart (FL)	$1,000
Rep. Devin Nunes (CA)	$6,000
Rep. Jackie Swihart Walorski (IN)	$5,500
Rep. Jason Smith (MO)	$9,500
Rep. Sam Graves (MO)	$2,000
Rep. Tom Cole (OK)	$2,000
Rep. Bill Johnson (OH)	$2,500
Sen. Cynthia Lummis (WY)	$2,500
Rep. Jodey Arrington (TX)	$2,500
Rep. Mike Kelly (PA)	$6,000
Rep. Lee Zeldin (NY)	$3,500
Rep. Billy Long (MO)	$7,500
Rep. Adrian Smith (NE)	$5,000
Rep. Michael Burgess (TX)	$5,000
Rep. Morgan Griffith (VA)	$7,500
Rep. Richard Hudson (NC)	$7,500
Rep. Steve Scalise (LA)	$5,000
Rep. Kevin McCarthy (CA)	$7,500

TOTAL	$96,000

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Sources

Reports

Funding the Bans, Equity Forward, 2019 at https://bit.ly/3c6e9Ii

Conflicted Consequences, Center for Political Accountability, 2020 at https://bit.ly/3f4DPa0

Bankrolling the Disenfranchisers, Public Citizen, 2021 at https://bit.ly/3ra8Qfk

Political Spending & Reproductive Health Rights, Sustainable Investments Institute, September 28, 2020 at https://bit.ly/2PeEnzh

News sources

“Pharma contributed to attorneys general who want to repeal the Affordable Care Act,” STAT, October 20, 2020, at https://bit.ly/3cYD67O.

“These six corporations are financing the war on women in six states,” blog post, Popular.Info, May 20, 2019, at https://bit.ly/3se8xRP.

“Merck, Pfizer Back Lawmakers Who Oppose Company Products,” Bloomberg News, May 30, 2012, at https://bloom.bg/3tQovSN.

“U.S. Businesses Say One Thing on Climate Change, But Their Campaign Giving Says Another,” Bloomberg Green, October 23, 2020, at https://bloom.bg/393c6CI.

“Contraceptive Makers Helped Elect Republican Congress Ready To Defund Planned Parenthood,” Huffington Post, March 2, 2017, at https://bit.ly/3vRWpID.

“Pharma contributions to politicians who support restricting abortions could reverberate,” STAT, July 24, 2019, at https://bit.ly/2Qvzt1y.

“Dear AT&T, Boeing, Pfizer, Comcast Walmart, Etc: Stop Funding Abortion Attackers,” Forbes.com, August 21, 2019, at https://bit.ly/2OZH9sv.

“These 9 Pride-celebrating companies donated millions to anti-gay Congress members,” LGBTQNation.com, June 23, 2019.

“These are the Millionaire CEOs Whose Corporations Fund Politicians Banning Abortions,” LittleSis.org, May 29, 2019, at https://bit.ly/3c8vfoQ.

“Corporations are Funding Politicians Who Support Abortion Bans,” MinnesotaDaily.com, June 12, 2019, at https://bit.ly/318YT72.

Speeches

“A Climate for Change: Meeting Investor Demand for Climate and ESG Information at the SEC,” Acting SEC Commissioner Allison Herren Lee, March 15, 2021, at https://bit.ly/3vXEH6D.

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